SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of June, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001-40

REGISTRY OF COMMERCE ENROLLMENT No. 35300102771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON JUNE 30, 2005.

VENUE AND TIME: Avenida Eusébio Matoso, 891, 4th floor, in the City of São Paulo, State of São Paulo, at 9:00 a.m.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: Totality of the elected members

RESOLUTIONS TAKEN UNANIMOUSLY BY THOSE PRESENT:

I – INVESTOR RELATIONS’ BOARD OF OFFICERS

1.
The resignation of Mr. MARCELO ARIEL ROSENHEK to the position of the Company's Investor Relations substitute Officer was accepted. Nevertheless, Mr. Rosenhek shall remain serving as Deputy Officer of the Company.

2.
Appointed, as the Company's substitute Investor Relations Officer, Mr. FERNANDO DELLA TORRE CHAGAS, Deputy Officer of the Company. The current Investor Relations Officer of the Company, Mr. OSIAS SANTANA DE BRITO, shall remain serving in such position.

II – PUBLIC OFFER

Whereas:

(a) Caixa Brasil S.G.P.S. S.A. (“Caixa”), shareholder of the Company and of Unibanco Holdings S.A. (“Holdings”), has stated its interest in selling the participation it holds in both companies’ share capital;

(b) Caixa decided to hire the Company and Banco UBS S.A. for purposes of organizing and leading an orderly process for selling such participation, in order to place those shares in the securities market by means of a Global Offer, including a public offer in Brazil and abroad;

(c) Caixa owns common and preferred shares of the Company and of Holdings, being most of the preferred shares held in the form of Units;

(d) Units, which are share deposit certificates issued by Unibanco (each Unit representing one preferred share issued by the Company and one preferred share issued by Holdings), are widely negotiated in the domestic and international markets;

(e) common shares hardly have liquidity;

(f) some shareholders who hold common shares, such as Caixa, prefer to waive the advantages to which holders of such shares are entitled to in order to own a security which presents more liquidity;

(g) the exercise of such faculty by the holders of common shares benefits not only those holders but all the shareholders of the Company, because it concentrates liquidity in only one specie of shares issued by the Company;

(h) in August 13, 2003, this Board authorized the holders of pairs of outstanding preferred shares of the Company on September 15, 2003 (except for those shareholders who hold shares already in the form of Units or GDSs) to exchange their preferred shares for Units, as per the Conversion Program put in place by Holdings. Such program shall be in force until November 04, 2005;

(i) in order to accomplish the above mentioned objectives, including the secondary public offer of shares by Caixa, some actions must be taken by the Company, including some which shall be resolved by this Board of Directors.

Therefore, the Board of Directors resolves, in this date:

1.    To authorize the Board of Officers to take all the measures necessary in order to file the request for register of the public offer of Units in Brazil before the Securities Exchange Commission (Comissão de Valores Mobiliários – CVM) and request for register of public offer of GDSs (Global Depositary Shares, each one representing 5 Units) in the United States of America, before the Securities and Exchange Commission - SEC.

2.    To suspend, as per Article 10, line “g”, item “I” of the Company’s By-laws, the cancellation of Units as from this date until August 29, 2005.

São Paulo, June 30, 2005. Authorized signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Armínio Fraga Neto, Pedro Bodin de Moraes, Israel Vainboim, Joaquim Francisco de Castro Neto, Gabriel Jorge Ferreira, João Dionísio Filgueira Barreto Amoedo. This is a true copy of the original minutes registered in the Company’s appropriate book.

São Paulo, June 30, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.